

Mail Stop 3561

July 21, 2017

F. Mark Wolfinger
Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

     Re: **Denny's Corporation**
           Form 10-K for the Fiscal Year Ended December 28, 2016
           Response dated July 19, 2017
           File No. 000-18051

Dear Mr. Wolfinger:

We have reviewed your July 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished May 2, 2017

1. We note from your response to our prior comment 5, that your proposed revised disclosure includes a reconciliation of operating income to total operating margin, and then a breakout of company restaurant operating margin and franchise operating margin. Please revise to separately present a reconciliation of company restaurant operating margin and franchise operating to the most comparable GAAP measures, or at least disclose the adjustments made to arrive at these measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure